BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

May 30, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

KBC BANK BULGARIA EAD – Terminated as Custody, Clear, or Settle entity

SKANDINAVISKA ENSKILDA BANKEN AB in ESTONIA – Terminated as Custody, Clear, or Settle entity

SKANDINAVISKA ENSKILDA BANKEN AB in LATVIA – Terminated as Custody, Clear, or Settle entity

SKANDINAVISKA ENSKILDA BANKEN AB in LITHUANIA – Terminated as Custody, Clear, or Settle entity